

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Scott W. Schorer
Chief Executive Officer
GI Dynamics, Inc.
320 Congress Street
Boston, MA 02210

      Re: GI Dynamics, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed November 6, 2019
          File No. 000-55195

Dear Mr. Schorer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Melanie Figueroa, Esq.